SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

(Amendment No. 6)

Under the Securities Exchange Act of 1934

BioFuel Energy Corp.

(Name of Company)

Common Stock, $0.01 per share

(Title of Class of Securities)

09064Y109
(CUSIP Number)

Joshua L. Targoff
Third Point LLC
390 Park Avenue, 19th Floor
New York, NY 10022
(212) 715-3880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Morgan D. Elwyn, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8981

July 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09064Y109	Page 2 of 8 Pages
1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,043,126 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,043,126 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,043,126 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* OO

CUSIP No. 09064Y109	Page 3 of 8 Pages
1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,225
8	SHARED VOTING POWER 1,043,126 (see Item 5)
9	SOLE DISPOSITIVE POWER 11,225
10	SHARED DISPOSITIVE POWER 1,043,126 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,054,351 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* IN

CUSIP No. 09064Y109	Page 4 of 8 Pages
1	NAME OF REPORTING PERSON Third Point Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 537,827
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 537,827
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,827 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* PN

CUSIP No. 09064Y109	Page 5 of 8 Pages
1	NAME OF REPORTING PERSON Third Point Partners Qualified LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 340,837
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 340,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 340,837 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)* PN

Item 1.                                        Security and the Issuer

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) is being filed with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of BioFuel Energy Corp., a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on June 25, 2007 (as amended by Amendment No. 1 thereto filed on December 31, 2008, Amendment No. 2 thereto filed on April 3, 2009, Amendment No. 3 thereto filed on September 28, 2010, Amendment No. 4 thereto filed on December 20, 2010, Amendment No. 5 thereto filed on February 9, 2011 and this Amendment No. 6, the “Schedule 13D”).

This Amendment No. 6 is being filed on behalf of Third Point LLC, a Delaware limited liability company (the “Management Company”), Daniel S. Loeb, an individual (“Mr. Loeb”), Third Point Partners LP, a Delaware limited partnership (“Third Point Partners”), and Third Point Partners Qualified LP, a Delaware limited partnership (“Third Point Partners Qualified”, and together with the Management Company, Mr. Loeb and Third Point Partners, the “Reporting Persons”).

The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including, but not limited to, Third Point Partners and Third Point Partners Qualified, the “Funds”).  The Management Company and Mr. Loeb may be deemed to have beneficial ownership over shares of Common Stock directly beneficially owned by the Funds, by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

This Amendment No. 6 is being filed to amend Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows:

Item 4.                                        Purpose of Transaction.

Item 4 of the Schedule 13D is amended to reflect the following:

As previously disclosed by the Issuer on its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2014, the Issuer previously reported that on June 10, 2014, it entered into a definitive transaction agreement (the “Transaction Agreement”) with certain affiliates of Greenlight Capital, Inc. (“Greenlight”) and James R. Brickman pursuant to the terms and subject to the conditions of which the Issuer will acquire (the “Acquisition”) the equity interests of JBGL Builder Finance LLC and certain subsidiaries of JBGL Capital, LP for $275 million.

To fund a portion of the Acquisition, the Issuer disclosed that it will conduct a registered offering of subscription rights (the “Rights Offering”), to the holders of its Common Stock (other than Greenlight and certain of the Funds) as of a record date to be determined, to purchase shares of the Common Stock. The Issuer will also conduct separate rights offerings, each on a private, non-registered basis to (x) Greenlight and (y) certain of the Funds (collectively, the “Private Rights Offering”).

On July 15, 2014, the Management Company, on behalf of certain of the Funds (including Third Point Partners and Third Point Partners Qualified) (such Funds, collectively, the “Third Point Backstop Parties”) entered into a letter agreement with the Issuer (the “Commitment Agreement”).  The Commitment Agreement sets forth the parties’ respective obligations with respect to the Private Rights Offering.

Subject to the terms and conditions set forth in the Commitment Agreement, each of the Third Point Backstop Parties which currently own shares of Common Stock has agreed to participate in the Private Rights Offering for its full basic subscription privilege and has agreed, subject to certain terms and conditions, to fully exercise its over-subscription privilege. All of the Third Point Backstop Parties have agreed to purchase substantially simultaneously with the completion of the Rights Offering all of the available shares of Common Stock not otherwise sold in the Rights Offering, in each case up to such amount (the “Third Point Ownership Threshold”) that the Third Point Backstop Parties’ aggregate ownership of the Common Stock, after giving effect to the Acquisition and the related transactions described in the Transaction Agreement, equals approximately 16.7%, which is the approximate percentage of the aggregate outstanding Common Stock and Class B common stock owned by the Funds as of July 15, 2014.

The Third Point Backstop Parties will receive priority allocation with respect to both their over-subscription privilege and their backstop commitment, up to the Third Point Ownership Threshold. The price per share of Common Stock paid by the Third Point Backstop Parties pursuant to the Commitment Agreement will be equal to the price paid by the other holders in the Rights Offering. The Third Point Backstop Parties will not receive compensation for their commitments to participate in the Private Rights Offering or the Commitment Agreement. Any share of Common Stock purchased by the Third Point Backstop Parties pursuant to their participation in the Private Rights Offering will be purchased directly from the Issuer on a private basis.

The foregoing description of the Commitment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Commitment Agreement, a copy of which is attached hereto as Exhibit 10.4 and incorporated by reference herein.

Item 5.                                        Interest in Securities of the Issuer.

Items 5(a), (b) and  (c) of the Schedule 13D are amended to reflect the following:

(a)            As of the date of this Schedule 13D, the Management Company beneficially owns 1,043,126 shares of Common Stock (the “Third Point Shares”). The Third Point Shares represent approximately 19.1% of the Common Stock, based upon the 5,456,625 shares of Common Stock outstanding as of July 11, 2014, as disclosed by the Issuer on its Registration Statement on Form S-1, filed with the SEC on July 16, 2014 (the “Reported Share Number”). Except as stated otherwise, the percentages used herein and in the rest of this Schedule 13D are calculated based upon the Reported Share Number.

As of the date of this Schedule 13D, Mr. Loeb beneficially owns 1,054,351 shares of Common Stock, representing approximately 19.3% of the outstanding shares of Common Stock; Third Point Partners beneficially owns 537,827 shares of Common Stock, representing approximately 9.9% of the outstanding shares of Common Stock; and Third Point Partners Qualified beneficially owns 340,837 shares of Common Stock, representing approximately 6.2% of the outstanding shares of Common Stock. None of the other individual Funds beneficially owns a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

(b)            The Management Company has the power to vote and dispose of 1,043,126 shares of Common Stock beneficially owned by it. Mr. Loeb has the power to vote and dispose of 1,054,351 shares of Common Stock beneficially owned by him. Third Point Partners has the power to vote and dispose of 537,827 shares of Common Stock beneficially owned by it. Third Point Partners Qualified has the power to vote and dispose of 340,837 shares of Common Stock beneficially owned by it.

(c)            During the past 60 days there were no transactions in the Common Stock effected by the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

Item 6.                                        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

The information contained in Item 4 of this Amendment No. 6 is incorporated herein by reference.

Item 7.                                        Material to be filed as Exhibits.
10.4	Commitment Letter Agreement, dated July 15, 2014, between BioFuel Energy Corp. and Third Point Partners L.P., Third Point Partners Qualified L.P., Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P. and Third Point Reinsurance Company Ltd.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2014	THIRD POINT LLC

	By:	Daniel S. Loeb,
Chief Executive Officer

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: July 18, 2014	DANIEL S. LOEB

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: July 18, 2014	THIRD POINT PARTNERS LP

	By:	Third Point Advisors LLC,
its general partner

	By:	Daniel S. Loeb,
Managing Member

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: July 18, 2014	THIRD POINT PARTNERS QUALIFIED LP

	By:	Third Point Advisors LLC,
its general partner

	By:	Daniel S. Loeb,
Managing Member

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact